Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-215162 of our report dated July 8, 2016, (except for Notes 1 and 15, as to which the date is December 19, 2016), relating to the combined and consolidated financial statements of Playa Hotels & Resorts B.V. and subsidiaries (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating the fact that the 2013 financial statements may not necessarily be reflective of actual levels of cost or debt which would have been incurred by Playa Hotels & Resorts B.V. had it operated as a standalone entity) appearing in the Prospectus, which is a part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

February 7, 2017